Filed Pursuant to Rule 424(b)(3)

Registration Nos. 333-152394,

333-152394-01 through 333-152394-12

PROSPECTUS SUPPLEMENT

(To Prospectus dated April 8, 2009)

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

HAWKER BEECHCRAFT NOTES COMPANY

$400,000,000 8.5% Senior Fixed Rate Notes due April 1, 2015

$400,000,000 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015

$300,000,000 9.75% Senior Subordinated Notes due April 1, 2017

Attached hereto and incorporated by reference herein is our Current Report on Form 8-K, filed with the Securities and Exchange Commission on June 16, 2009. This Prospectus Supplement is not complete without, and may not be delivered or utilized except in connection with, the Prospectus, dated April 8, 2009, with respect to the 8.5% Senior Fixed Rate Notes due April 1, 2015, 8.875%/9.625% Senior PIK-Election Notes due April 1, 2015 and 9.75% Senior Subordinated Notes due April 1, 2017, including any amendments or supplements thereto.

INVESTING IN THE NOTES INVOLVES A HIGH DEGREE OF RISK. SEE “RISK FACTORS” BEGINNING ON PAGE 10 OF THE PROSPECTUS FOR A DISCUSSION OF CERTAIN FACTORS THAT YOU SHOULD CONSIDER IN CONNECTION WITH AN INVESTMENT IN THE NOTES.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these notes or passed upon the adequacy of this prospectus. Any representation to the contrary is a criminal offense.

This prospectus has been prepared for and will be used by Goldman, Sachs & Co. in connection with offers and sales of the notes in market-making transactions. These transactions may occur in the open market or may be privately negotiated, at prices related to prevailing market prices at the time of sale or at negotiated prices. Goldman, Sachs & Co. may act as principal or agent in these transactions. We will not receive any of the proceeds of such sales.

GOLDMAN, SACHS & CO.

June 16, 2009

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(D) OF THE

SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): June 10, 2009

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

(Exact Name of Registrant as Specified in Its Charter)

Delaware	333-147828	71-1018770
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

10511 East Central, Wichita, KS	67206
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s Telephone Number, Including Area Code (316) 676-7111

N/A

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 4.02(a)	Non-Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Interim Review.

On June 10, 2009, the Audit Committee of the Board of Directors of Hawker Beechcraft Acquisition Company, LLC (the “Company”), acting upon management’s recommendations, concluded that the previously issued consolidated financial statements as of and for the year ended December 31, 2008, and the condensed consolidated financial statements as of and for the three months ended March 29, 2009, should not be relied upon because of an error in calculating a deferred tax valuation reserve as further described below. As a result, the Company will restate its previously issued consolidated financial statements for those periods.

The error relates to the accounting presentation of income tax expense in the Company’s consolidated financial statements and occurred during the calculation of a deferred tax valuation reserve recorded during the year-end closing process for the 2008 fiscal year. This error caused the Company to understate the provision for income taxes and net loss for the year ended December 31, 2008 by an estimated $22.1 million. The error only relates to the accounting presentation of tax expense in the financial statements and does not change the statement of cash flows presented in the 2008 Form 10-K, nor does it change any anticipated timing of future cash tax payments. A similar error also impacted the Company’s condensed consolidated financial statements for the three months ended March 29, 2009 causing an understatement of the provision for income taxes and an overstatement of net income for the three months ended March 29, 2009 of an estimated $18.3 million.

The Company will file an amended Form 10-K for the year ended December 31, 2008 and an amended Form 10-Q for the three months ended March 29, 2009 containing the restated consolidated financial statements and reflecting any other necessary adjustments related to the error discussed above. The Company intends to file the amended Form 10-K and Form 10-Q as expeditiously as possible. The Company will also evaluate whether the error was the result of a material weakness in internal control and will include the results of this evaluation in the amended Form 10-K and Form 10-Q.

The Company’s management and the Audit Committee discussed the matters disclosed in this report with PricewaterhouseCoopers LLP, the Company’s independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

HAWKER BEECHCRAFT ACQUISITION COMPANY, LLC

By: /s/ Sidney E. Anderson
Sidney E. Anderson, Vice President and Chief Financial Officer

Dated: June 16, 2009